Filed by Teekay Tankers Ltd. Pursuant to Rule 425 under the Securities Act of 1933, as amended Commission File No.: 001-33867 Subject Company: Tanker Investments Ltd. Date: October 26, 2017

VOTE NOW TO CREATE SUPERIOR VALUE FOR TEEKAY TANKERS AND ITS SHAREHOLDERS
Please Return Your Proxy Card Today, Voting “FOR” the Share Issuance to Permit the Merger with TIL. A Non-vote is a Vote Against the Merger.
Letter to shareholders of Teekay Tankers
Re: Proxy statement related to proposed merger with Tanker Investments Ltd. (TIL)

THE RIGHT DEAL
WHY ARE YOU RECEIVING THIS REQUEST?
Your vote at the special meeting on November 17, 2017 will impact the future value of your investment in Teekay Tankers. We are urging all shareholders to vote the proxy card in favor of the share issuance to fund Teekay Tankers’ planned merger with Tanker Investments Ltd. (TIL).
The proposed merger is expected to be accretive to earnings per share, increase size and scale, enhance financial strength and flexibility, and unlock significant long-term value for Teekay Tankers’ shareholders.
WHAT IS THE PURPOSE OF THE SHAREHOLDER VOTE?
Your affirmative vote would allow Teekay Tankers to issue approximately 89 million shares to fund the merger with TIL.
Your affirmative vote would allow Teekay Tankers to issue approximately 89 million shares to fund the merger with TIL.
Consistent with Teekay Tankers’ strategy to increase shareholder value by investing and operating throughout the tanker cycle
Deepens Teekay Tankers’ market-leading presence in key markets, driving improved vessel utilization and leading to better earnings
Modernizes fleet by adding 18 vessels with average age of 7.4 years, well below that of the world tanker fleet
Allows seamless integration of two quality fleets with similar size characteristics while creating the largest publicly-listed mid-size tanker company
Please vote “FOR” the Share Issuance to permit the merger with TIL today

AT THE RIGHT TIME
MERGER PRESENTS COMPELLING FINANCIAL BENEFITS TO TEEKAY TANKERS’ SHAREHOLDERS
ACCRETIVE TO EARNINGS
ATTRACTIVE VALUATION
STRENGTHENS BALANCE SHEET
COST SYNERGIES
Merger expected to be accretive to Earnings Per Share (EPS)
18 vessel fleet acquired near historic lows in the tanker cycle
Expected to strengthen Teekay Tankers’ balance sheet by reducing financial leverage and increasing liquidity
Potential to generate approximately $3 million of annual cost savings potential A merger with market TIL turnaround would better through position expanded Teekay Tankers scale and to market capitalize presence on a
• Tanker Prices Near Historic Lows: Teekay Tankers believes that acquiring assets at historic lows during this downturn will better position it to take advantage of an anticipated market recovery.
• Signals of Tanker Market Recovery: Several factors (including shrinking new tanker orders, the potential for higher scrapping, the conclusion of OPEC supply cuts and the continued growth in long haul oil movements from the Atlantic producers to the Pacific refining markets) are expected to contribute to an improved tanker market environment in 2018.
• Enhancing Value for Shareholders: The merger’s expected financial benefits—improving liquidity, financial strength and cost savings—would further enhance cyclical asset opportunities that ultimately drive additional shareholder value.
Asset Values Currently Near Historic Lows
90.0 60,000 80.0 50,000 70.0 60.0 40,000 50.0$ millions 30,000/ $ 40.0 day 30.0 20,000 20.0 10,000 10.0 00.0 0 2002 2004 2006 2008 2010 2012 2014 2016 2018
Inflation-adjusted 5-year-old Aframax price (LHS) Average Aframax rates (RHS) source: Clarkson PLC
Please vote “FOR” the Share Issuance to permit the merger with TIL today

A VOTE “FOR” THE SHARE ISSUANCE IS A VOTE “FOR” THE MERGER AND AN OPPORTUNITY FOR SIGNIFICANT VALUE CREATION
NOW POST-MERGER
based on year ended (based on F-4)
December 31, 2016
REVENUE $551 million $703 million
EARNINGS PER SHARE $0.40 $0.43
FLEET AGE 10 years 9 years
LIQUIDITY* $113 million $233 million
NUMBER OF SHIPS* 49 64
Combining with TIL offers greater size and scale, expected enhanced financial flexibility and an opportunity to optimize our fleet.
* Liquidity and number of ships are as of June 30, 2017
VOTE “FOR” THE SHARE ISSUANCE AND SUPPORT THE TIL MERGER BY COMPLETING AND RETURNING THE PROXY CARD TODAY.
OR BY SUBMITTING YOUR PROXY BY PHONE OR ONLINE. PLEASE FOLLOW THE INSTRUCTIONS FOR DELIVERING YOUR PROXY CARD DESCRIBED BELOW.
HOW DO I VOTE?
VOTE ONLINE
1. Locate the Control Number printed on your Proxy Card or Voting Instruction Form
2. Access the designated voting site
3. Follow the instructions provided
VOTE BY PHONE
1. Locate the Control Number printed on your Proxy Card or Voting Instruction Form
2. Dial the designated telephone number
3. Follow the instructions provided
VOTE BY MAIL
Sign, date and return your Proxy Card in the postage-paid envelope provided.
A NON-VOTE IS A VOTE AGAINST
We urge you to vote your shares today. Your vote is very important, regardless of the number of shares you own.
The combination of Teekay Tankers and TIL cannot be completed without the approval of over 50% of outstanding Class A common shares. Therefore, if you do not vote, it will have the same effect as voting against the merger.
WHO SHOULD I CONTACT IF I HAVE QUESTIONS?
If you have any questions or require any assistance, please contact: MacKenzie Partners, Inc., toll-free at (800) 322-2885 or call collect (212) 929-5500 or email at proxy@mackenziepartners.com.
Please vote “FOR” the Share Issuance to permit the merger with TIL today

FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which are statements that do not relate strictly to historical or current facts and often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words of similar substance. Forward-looking statements reflect management’s current views with respect to certain future events and performance, including statements regarding anticipated financial results, expected tanker market recovery, the proposed merger with Tanker Investments Ltd, and the potential benefits to the combined company from the merger. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the Company’s liquidity and financial leverage; capital requirements; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; the ability to satisfy the closing conditions and receive the required shareholder approvals for the proposed merger with Tanker Investments Ltd; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. Teekay Tankers expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay Tankers’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Tanker Investments Ltd. (TIL) and Teekay Tankers. In connection with the proposed merger, Teekay Tankers has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), which will include a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. After the registration statement is declared effective, Teekay Tankers and TIL will each mail the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus will contain important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.
PARTICIPANTS IN THE SOLICITATION
This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.